UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ x ] Annual Report pursuant to section 15(d) of the Securities Exchange Act of
   1934

                  For the fiscal year ended December 31, 2003



                                      OR

[      ]Transition report pursuant to section 15(d) of the Securities Exchange
   Act of 1934

                For the transition period from ______ to ______

                         Commission file number 1-7288


                          __________________________



                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN



                           _________________________


                           The Bombay Company, Inc.
            (Exact name of registrant as specified in its charter)

                               550 Bailey Avenue
                           Fort Worth, Texas  76107




                                    1 of 14

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                                     Page
Report of Independent Registered Public Accounting Firm                                3
Financial Statements:
    Statements of Net Assets Available for Benefits                                    4
    Statements of Changes in Net Assets Available for Benefits                         5
    Notes to Financial Statements                                                    6-10
Supplemental Financial Schedule:
    Schedule I - Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
      at End of Year                                                                 11-12
    Other schedules have not been presented because they were not applicable, and, thus, not required.
Signature                                                                             13
Exhibits:
    Independent Registered Public Accounting Firm's Consent                           14

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrative Committee of the The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan

We  have  audited  the  accompanying  statements  of  net  assets available for benefits of the The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ WHITLEY PENN
Fort Worth, Texas
May 28, 2004

                         THE BOMBAY COMPANY, INC.

             EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002



                                             2003             2002
Contributions:
        Employee                          $1,140,925       $1,018,516
        Employer                             648,928          593,132
        Rollovers                             33,961            4,337
                                           1,823,814        1,615,985

Investment income:
        Interest and dividends                93,236          114,291
        Net appreciation in
          fair value of investments        3,212,020          869,367
                                           3,305,256          983,658
Distributions:
        Benefits paid                    (1,179,831)        (876,958)
        Administrative costs                (26,926)         (28,066)
                                         (1,206,757)        (905,024)

Increase in net assets
        available for benefits             3,922,313        1,694,619

Net assets - beginning of year             9,061,177        7,366,558
Net assets - end of year                 $12,983,490       $9,061,177


The accompanying notes are an integral part of these financial statements.



                                   THE BOMBAY COMPANY, INC.
                       EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                  DECEMBER 31, 2003 AND 2002



                                                           2003                  2002
Assets
Investments:
     At fair value
          Pooled separate accounts                      $5,932,510            $3,524,556
          Common stock, The Bombay Company, Inc.         4,326,915             3,046,960
          Participant loans                                422,805               441,859
     At contract value
          Insurance company general account              2,423,739             2,296,840
                                                        13,105,969             9,310,215

Cash                                                            --                14,887

Receivables:
     Employee contributions                                 91,904                 1,000
     Employer contributions                                 49,841                    --
                                                           141,745                 1,000

          Total assets                                  13,247,714             9,326,102

Liabilities
Company loan payable                                      (261,884)             (261,884)
Administrative costs payable                                (2,340)               (3,041)
          Total liabilities                               (264,224)             (264,925)

Net assets available for benefits                      $12,983,490            $9,061,177


The accompanying notes are an integral part of these financial statements.


                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2003 AND 2002


NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
The Bombay Company, Inc. (the "Company") adopted the Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has complied with the fidelity bonding requirements of ERISA. Reference should be made to the Plan document for a complete description.

ADMINISTRATION
The Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company through an Administrative Committee consisting of three officers of the Company. This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan. The appointed Plan Trustee is CG Trust Company ("CIGNA"), who revalues the assets of the Plan daily. Each revaluation takes into account earnings and capital appreciation or depreciation, whether realized or unrealized, of the assets of the Plan. Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan. Participants receive valuation statements of their individual accounts as of each calendar quarter end. The Investment Administrator is Connecticut General Life Insurance Company ("Connecticut General"), a CIGNA company.

ELIGIBILITY
Employees of the Company who are at least 21 years of age, and have completed one year and at least 1000 hours of service within twelve consecutive months are eligible to participate in the Plan. An eligible employee may elect to contribute up to 75% of compensation to the Plan within certain limitations, beginning with the first payroll period following eligibility. Employee contributions to the Plan are made in the form of payroll deductions. A participant may elect to change the percentage of compensation to be contributed to the Plan up to four times in any Plan year. Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.

CONTRIBUTIONS
The Plan provides that the Company shall match 100% of each participant's initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts. Matching Company contributions are allocated to individual participant accounts monthly. During 2003 and 2002, the Company made matching contributions of $648,928 and $593,132, respectively, in the form of cash.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2003 AND 2002


The Plan accepts rollover contributions of participants' distributions from other qualified plans under Section 401 of the Internal Revenue Code ("IRC"). Rollover contributions are not subject to matching Company contributions.

VESTING AND FORFEITURES
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. For participants enrolling in the Plan on or after January 1, 2000, Company matching and elective contributions made to participants' accounts are fully vested immediately. For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions was based upon the following schedule of service:

                    Years of Service             Vested Amount
                           1                          0%
                           2                        100%

In  the  event  of  termination  of  employment,  the  unvested  portion  of  a participant's  account  in  the  Plan  is  forfeited.  At the discretion of the
Administrative Committee, all forfeited amounts are available to pay administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year. Reallocations are based on the ratio that participants' compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year. During the years ended December 31, 2003 and 2002, forfeitures totaled $1,194 and $3,356, respectively. Forfeitures during 2003 and 2002 represent amounts unvested by participants terminated prior to December 31, 2001 but distributed subsequent to that date. During 2003 and 2002, $996 and $0, respectively, of forfeitures under the Plan were used to offset Plan expenses.

DISTRIBUTIONS
Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portions of a participant's account are generally paid to the participant or beneficiaries in the form of a lump sum payment. Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the Internal Revenue Service ("IRS"), is established. Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.

PARTICIPANT LOANS
Participants may borrow up to the lesser of (a) $50,000, (b) 50% of total vested account balance, or (c) the participant's aggregate contributions plus earnings thereon, but not less than $500. Loans, plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant accounts from which they were borrowed.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2003 AND 2002


EXPENSES OF THE PLAN
The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses. The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan. The Company paid $13,309 and $11,151 for expenses incurred in the administration of the Plan during 2003 and 2002, respectively. Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.


NOTE 2 - STATEMENT OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
Accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

In 1994, the Plan entered into a group annuity contract with Connecticut General. Connecticut General maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans. Participant contributions and matching Company contributions are invested in any or all of twenty-four Connecticut General pooled separate accounts, one Connecticut General general account or Company stock, based upon the participant's discretion. All investments are participant-directed.

The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds. In addition, from time to time, Connecticut General may invest amounts in short term money market instruments, cash or cash equivalents. The pooled separate accounts are stated at fair value as of December 31, 2003 and 2002.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2003 AND 2002


The general account is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2003 and 2002 approximates contract value. The average yield and crediting interest rates were approximately 3.0% and 4.3% for 2003 and 2002, respectively. The crediting interest rate is determined semi-annually by Connecticut General, but cannot be less than zero. Principal and interest in the general account are guaranteed against loss by CIGNA.

Investments in Company common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2003 and 2002 based on the closing price on the respective dates.

Individual investments with market value greater than 5% of net assets available for benefits at December 31 were as follows:

                                                  2003            2002

General Account, CIGNA Fixed Income            $2,423,739      $2,296,840
The Bombay Company, Inc. Common Stock           4,326,915       3,046,960
Fidelity Advisor Growth Opportunities Fund        787,116         564,723
S&P 500 Stock Index Fund                          699,654         396,367
Large Cap Growth/Goldman Sachs                    687,963         481,450


NOTE 4 - LOAN FROM COMPANY

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants. The loan is noninterest bearing and is payable upon demand by the Company.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2003 AND 2002


NOTE 5 - TAX STATUS OF THE PLAN

The IRS previously determined and informed the Company, by letter dated July 6, 2000, that the Plan and related trust were designed to be tax exempt in accordance with the applicable sections of the IRC. Generally, contributions to a qualified Plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

The Plan has been amended since receiving the determination letter. Effective January 1, 2003, the Plan was amended and restated by the adoption of the Connecticut General Life Insurance Company Prototype Non-Standardized Profit Sharing/Thrift Plan with 401(k) Feature which has a favorable opinion letter from the IRS. This opinion letter states that the form of the prototype plan is acceptable under Section 401 of the IRC. The Plan Sponsor may rely on this letter with respect to the qualification of the Plan under Code Section 401(a), with certain limitations.

Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.




NOTE 6 - TERMINATION OF THE PLAN

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and nonforfeitable.

                                                                     Schedule I
                                                                    page 1 of 2
                             THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF
                                     YEAR
                               DECEMBER 31, 2003
EIN:  75-1475223
PN:   002


(a)   (b) Identity of issue,        (c) Description of investment including maturity date, rate of interest,    (e) Current
     borrower, lessor or similar                         collateral, par or maturity value                           value
              party
 *    Connecticut General Life                            General Account, CIGNA Fixed Income                     $2,423,739
      Insurance Company                                      57,930 units of participation

 *    Connecticut General Life                        Separate Account 55A, Fidelity Advisor Growth                  787,116
      Insurance Company                               Opportunities Fund 14,565 units of participation

 *    Connecticut General Life                          Separate Account LT20, CIGNA Lifetime 20                     318,676
      Insurance Company                                      14,557 units of participation

 *    Connecticut General Life                          Separate Account LT30, CIGNA Lifetime 30                     267,119
      Insurance Company                                      12,096 units of participation

 *    Connecticut General Life                          Separate Account LT40, CIGNA Lifetime 40                     296,866
      Insurance Company                                      14,042 units of participation

 *    Connecticut General Life                          Separate Account LT50, CIGNA Lifetime 50                     187,088
      Insurance Company                                       8,948 units of participation

 *    Connecticut General Life                          Separate Account LT60, CIGNA Lifetime 60                      35,907
      Insurance Company                                       1,828 units of participation

 *    Connecticut General Life                        Separate Account B, S&P 500 Stock Index Fund                   699,654
      Insurance Company                                      12,607 units of participation

 *    Connecticut General Life                          Separate Account 55E3, Lazard Small Cap                      249,874
      Insurance Company                                       7,933 units of participation

 *    Connecticut General Life                    Separate Account 15, TimesSquare Corporate Bond Fund               314,237
      Insurance Company                                       21,149 units of participation

 *    Connecticut General Life                    Separate Account CG, Large Cap Growth/Goldman Sachs                687,963
      Insurance Company                                      68,919 units of participation

 *    Connecticut General Life                     Separate Account FTF, Small Company Stock - Growth                312,831
      Insurance Company                                      18,561 units of participation

 *    Connecticut General Life               Separate Account BIA, Bank of Ireland International Blend Fund          352,493
      Insurance Company                                      35,099 units of participation

 *    Connecticut General Life                        Separate Account 55DX, Janus Advisor Growth                     81,782
      Insurance Company                                       3,852 units of participation

      * Party-in-interest

                                      11

                                                                     Schedule I
                                                                     page 2of 2
                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF
                                     YEAR
                               DECEMBER 31, 2003
EIN:  75-1475223
PN:   002


(a)    (b) Identity of issue,       (c) Description of investment including maturity date, rate of interest,    (e) Current
      borrower, lessor or similar                        collateral, par or maturity value                          value
               party
 *    Connecticut General Life                  Separate Account, 55I, Fidelity Advisor Equity Growth
      Insurance Company                                     1,588 units of participation                            115,523

 *    Connecticut General Life                 Separate Account LC2, Large Cap Growth, Morgan Stanley
      Insurance Company                                     6,962 units of participation                             67,399

 *    Connecticut General Life                         Separate Account 55QJ, Invesco Dynamics
      Insurance Company                                     2,783 units of participation                             58,102

 *    Connecticut General Life                 Separate Account MG1, Mid Cap Growth, Artisan Partners
      Insurance Company                                     19,253 units of participation                           170,292

 *    Connecticut General Life             Separate Account BSC, Small Cap Value, Perkins, Wolf, McDonnell
      Insurance Company                                     11,616 units of participation                           231,578

 *    Connecticut General Life                     Separate Account 55EW, Janus Advisor Worldwide
      Insurance Company                                     2,819 units of participation                             80,789

 *    Connecticut General Life              Separate Account 55L1, Invesco Tech Account, Investor Shares
      Insurance Company                                     1,830 units of participation                             46,398

 *    Connecticut General Life              Separate Account LV3, Large Cap Value, Wellington Management
      Insurance Company                                     13,163 units of participation                           133,498

 *    Connecticut General Life                  Separate Account 5RH, Fidelity Advisor Equity Income
      Insurance Company                                     2,686 units of participation                            103,611

 *    Connecticut General Life               Separate Account MV1, Mid Cap Value, Wellington Management
      Insurance Company                                     10,224 units of participation                           147,176

 *    Connecticut General Life                      Separate Account 55O1, Oakmark Select I Fund
      Insurance Company                                     6,106 units of participation                            186,538

                                                    Total Insurance Company Investment Contracts                  8,356,249

 *    The Bombay Company, Inc.                       Common Stock, $1 par value, 531,632 shares                   4,326,915

 *    Participant loans                                Terms vary from six months to ten years
                                                             At 5.00% to 9.25% interest                             422,805

                                                                                                                $13,105,969
      * Party-in-interest

                                      12

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           The Bombay Company, Inc.
                              Employee 401(k) Savings and Stock Ownership Plan
                                              (Name of Plan)


Date:June 24, 2004                        /s/ Elaine D. Crowley
                                           Elaine D. Crowley
                                     Sr. Vice President, Chief Financial
                                          Officer and Treasurer
































                                      13